FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2015

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

  Form 20-F       X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Yes                                       No            X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Yes                                       No            X

Banco Santander, S.A.

Item

1	Material Fact dated December 28, 2015

MATERIAL FACT

Banco Santander, S.A. hereby announces that as from 1 February 2016 it will pay a third interim dividend out of 2015 profit, for a gross amount of EUR 0.05 per share. On that date, 1 February 2016, the Bank’s share will trade ex-dividend.

Boadilla del Monte, Madrid, 28 December 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: December 28, 2015	By:	/s/ José García Cantera
		Name:	José García Cantera
		Title:	Chief Financial Officer